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                           December 20, 2021

       Benjamin Miller
       Chief Executive Officer
       Fundrise eFUND, LLC
       11 Dupont Circle NW
       9th Floor
       Washington, D.C. 20036

                                                        Re: Fundrise eFUND, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post Qualification
Amendment No. 1
                                                            Filed December 14,
2021
                                                            File No. 024-11210

       Dear Mr. Miller:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-4079 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Mark Schonberger